TSX: **IMG**   NYSE: **IAG**

NEWS RELEASE

IAMGOLD PROVIDES EXPLORATION UPDATE ON BOTO PROJECT IN SENEGAL

TORONTO, May 21, 2013 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced additional drilling results from its 100% owned Boto Gold Project in eastern Senegal, West Africa. The Company is reporting assay results from 29 diamond drill holes totaling 7,325 metres completed between November 2012 and April 2013.

The results are provided below in the Tables 1 and 2 and include the following highlights:

Boto 2 prospect;

- **Drill-hole DBDD-2126: 42 metres grading 2.16 g/t gold**
- **Drill-hole DBDD-2131: 34 metres grading 2.20 g/t gold**

Boto 4 prospect;

- **Drill-hole DBDD-2135: 22 metres grading 1.95 g/t gold**
- **Drill-hole DBDD-2137: 18 metres grading 2.70 g/t gold**
- **Drill-hole DBDD-2138: 29 metres grading 2.08 g/t gold**

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The ongoing delineation drilling program continues to return wide intervals with good grades, confirming previous results and further extending the zones drilled. These encouraging drill results are a direct reflection of the persistence of the exploration team on this project.   I commend them for their hard work and commitment to advance the Boto project. This current exploration program is designed to support a NI 43-101 compliant resource estimate, which is currently in progress and scheduled for completion during the second quarter."

These new results from the ongoing infill and expansion drilling program are associated with wide intervals of hydrothermal alteration and sulphide mineralization in Birimian metasedimentary host rocks at the Boto 2 and 4 prospects. The potential exists to further expand the lateral and depth extent of identified gold mineralized zones at both prospects. However, northern strike extension of the Boto 4 prospect will be limited by the Falémé River which marks the international border between Senegal and Mali.

Exploration drilling on the Boto project totaled nearly 14,300 metres in 2012. The planned 2013 exploration program includes approximately 11,000 metres of diamond drilling and aims to: 1) continue the delineation drilling program initiated in 2012 to support the completion of the mineral resource estimate; 2) expand existing mineralized zones along strike and at depth; 3) provide drill core composite samples for metallurgical and grinding tests, which are also underway.

Next Steps
The Company's 2013 drilling program will continue until the onset of the annual rainy season which generally persists in the region from July to October. A maiden resource estimate referenced above is being prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") by RPA Inc., with completion expected in the second quarter of 2013.

Table 1

Boto Project Drilling Results - Boto 2 Prospect									
Hole#	UTMWGS84Zone29			AZ	DIP	EOH	From	To	Length	Gold
	Easting	Northing	Elevation			(m)	(m)	(m)	(m)	(g/t)
DBDD-2120	241774	1379246	166	115	-60	300	185	209	**24**	**1.38**
							263	274	**11**	**4.53**
DBDD-2121	241819	1379225	166	115	-60	300	126	139	**13**	**1.10**
							145	157	**12**	**2.33**
							163	174	**11**	**3.56**
*Including**							166	168	**2**	**11.56**
							193	199	**6**	**1.94**
							235	253	**18**	**1.31**
DBDD-2122	241865	1379204	166	115	-60	275	107	122	**15**	**0.99**
							131	145	**14**	**2.06**
							154	172	**18**	**3.13**
*Including**							159	161	**2**	**13.98**
							259	272	**13**	**7.94**
*Including**							259	263	**4**	**24.03**
DBDD-2123	242000	1379141	166	115	-60	250	102	104	**2**	**1.72**
							142	165	**23**	**0.95**
*Including**							158	160	**2**	**10.03**
DBDD-2124	242046	1379120	166	115	-60	250	83	86	**3**	**1.57**
							99	114	**15**	**1.34**
DBDD-2125	241816	1379337	166	115	-60	300	122	163	**41**	**1.24**
*Including**							121	123	**2**	**18.65**
							169	191	**22**	**1.08**
							200	204	**4**	**1.38**
							262	267	**5**	**1.54**
							274	299	**25**	**1.64**
DBDD-2126	241862	1379316	165	115	-60	300	84	86	**2**	**1.98**
							97	139	**42**	**2.16**
							229	241	**12**	**1.35**
							250	264	**14**	**2.21**
DBDD-2127	241915	1379289	165	115	-60	250	33	44	**11**	**2.96**
							50	61	**11**	**2.01**
							74	91	**17**	**0.83**
							190	193	**3**	**1.18**
							197	199	**2**	**1.30**
DBDD-2128	241955	1379273	165	115	-60	250	14	33	**19**	**1.57**
DBDD-2129	241999	1379253	165	115	-60	150	No significant intersection			
DBDD-2130	242004	1379033	164	115	-60	250	69	71	**2**	**2.94**
							100	102	**2**	**2.41**

							148	166	**18**	**2.82**
DBDD-2131	241733	1379155	166	115	-60	350	250	277	**27**	**0.83**
							283	317	**34**	**2.20**
							339	341	**2**	**1.11**
DBDD-2132	241757	1379089	166	115	-60	350	233	240	**7**	**1.08**
							247	265	**18**	**0.85**
							293	298	**5**	**3.10**

Table 2

Boto Project Drilling Results – Boto 4 Prospect										
Hole#	UTMWGS84Zone29			AZ	DIP	EOH	From	To	Length	Gold
	Easting	Northing	Elevation			(m)	(m)	(m)	(m)	(g/t)
DBDD-2133	241801	1377637	130	115	-60	350	143	153	**10**	**1.00**
							195	197	**2**	**1.10**
							234	240	**6**	**1.25**
DBDD-2134	241984	1377552	130	115	-60	250	117	119	**2**	**1.86**
							136	140	**4**	**4.62**
DBDD-2135	242052	1377530	128	115	-60	200	35	37	**2**	**1.05**
							50	72	**22**	**1.95**
							82	98	**16**	**2.95**
DBDD-2136	242055	1377402	130	115	-60	100	13	27	**14**	**1.02**
DBDD-2137	242004	1377431	130	115	-60	200	57	75	**18**	**2.70**
DBDD-2138	241957	1377450	131	115	-60	250	76	86	**10**	**0.73**
							121	132	**11**	**4.79**
							157	162	**5**	**2.17**
							172	201	**29**	**2.08**
							222	237	**15**	**1.21**
DBDD-2139	241781	1377531	128	115	-60	350	161	182	**21**	**1.07**
							240	243	**3**	**1.47**
							274	285	**11**	**0.75**
							304	306	**2**	**7.54**
DBDD-2140	241758	1377427	131	115	-60	350	159	162	**3**	**1.29**
							176	180	**4**	**1.02**
							187	208	**21**	**0.87**
							216	218	**2**	**1.13**
							224	232	**8**	**1.36**
							238	241	**3**	**1.21**
							258	262	**4**	**1.36**
							330	336	**6**	**4.37**
DBDD-2141	241928	1377345	131	115	-60	250	39	50	**11**	**0.59**
							112	118	**6**	**1.87**
							125	140	**15**	**1.10**

							146	148	**2**	**3.16**
							187	198	**11**	**0.72**
DBDD-2142	241973	1377323	130	115	-60	200	7	9	**2**	**1.55**
							27	45	**18**	**1.98**
							56	85	**29**	**0.56**
							99	101	**2**	**1.10**
							125	136	**11**	**0.50**
DBDD-2143	242020	1377301	131	115	-60	100	23	32	**9**	**3.03**
							74	80	**6**	**1.62**
							92	95	**3**	**1.97**
DBDD-2144	241992	1377198	132	115	-60	100	12	17	**5**	**1.31**
							56	64	**8**	**4.03**
DBDD-2145	241947	1377217	134	115	-60	200	35	38	**3**	**2.44**
							96	111	**15**	**0.91**
DBDD-2146	241903	1377236	133	115	-60	250	35	37	**2**	**1.02**
							86	92	**6**	**1.60**
							174	177	**3**	**2.49**
DBDD-2147	241723	1377319	131	115	-60	350	191	197	**6**	**1.55**
							243	270	**27**	**0.73**
DBDD-2148	241870	1377312	133	115	-60	250	37	47	**10**	**1.07**
							86	102	**16**	**0.89**

- Drill hole intercepts are calculated using a minimum down-hole length of 2 meters, a cut-off grade of 0.5 g/t gold, a global assay cap of 25 g/t gold and may include up to 5 metres of internal dilution.
- Higher grade sub-intervals are highlighted for intervals that are equal to or exceed an 8.0 g/t gold cut-off grade using the parameters above.
- The true widths of intersections are unknown at this time, but are interpreted to approximate the reported down-hole lengths.

BOTO DRILL HOLE PLAN MAP



The Boto project comprises 236 square kilometres of exploration licenses located in eastern Senegal along the Senegal-Mali border. The geological setting of the project area is similar to the world class Sadiola and Loulo gold districts in adjacent Mali, being underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks along a seven kilometre strike length of the Senegal-Mali Shear Zone.

Technical Information and Quality Control Notes
The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals are generally 1 metre in length. Samples are analyzed at the ALS Chemex Analytical Laboratory in Bamako, Mali, using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish.

Qualified Persons:
The information in this release was prepared under the supervision of Craig MacDougall , P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this presentation, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the

future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with six operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD will advance those projects from its pipeline of exploration and expansion projects that can deliver attractive rates of return. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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